Exhibit 99.1

Randgold & Exploration Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
Share code: RNG
ISIN: ZAE000008819 (Suspended)
Nasdaq trading symbol: RANGY (delisted)
ADR ticker symbol: RNG
("Randgold" or "the Company")

DIRECTORATE: APPOINTMENTS
In compliance with section 3.59 of the Listings Requirements of the JSE Limited, notification is hereby given that Mr. David Kovarsky has been appointed as a director of the Company with effect from 5th December 2007.

The board of Randgold & Exploration Company, Limited is now as follows:

David Morris Nurek	-	(Non-Executive Chairman)
Peter Henry Gray	-	(Chief Executive Officer)
Marais Steyn	-	(Financial Director)
Motsehoa Brenda Madumise	-	(Independent Non - Executive Director)
Daniel Izan de Bruin	-	(Independent Non - Executive Director)
David Kovarsky	-	(Independent Non - Executive Director)

6th December 2007
Johannesburg

Sponsor
Sasfin Capital